Filed by HEC Holdings, Inc.
Subject Company  –  General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission file No.: 333-84472

GENERAL MOTORS EARNS $1.5 BILLION OR $2.63 PER SHARE IN SECOND QUARTER, EXCLUDING SPECIAL ITEMS AND HUGHES

— REPORTED NET INCOME TOTALS $1.3 BILLION OR $2.43 PER SHARE

— AUTOMOTIVE OPERATIONS GENERATE $3.5 BILLION IN CASH

— U.S. MARKET SHARE RISES TO 28.1 PERCENT

     DETROIT — General Motors Corp. (NYSE: GM, GMH) today reported earnings nearly doubled in the second quarter of 2002 compared with the prior-year period, reflecting improved retail sales performance, increased production in North America, and a continued focus on cost reduction.

     GM earned $1.5 billion, or $2.63 per diluted share of GM $1-2/3 par value common stock, in the second quarter of 2002, excluding Hughes and an after-tax charge of $55 million, or $0.10 per share, for costs associated with end-of-life vehicle recycling in Europe (see Highlights). That compares with $766 million, or $1.37 per share, in the year-ago period, excluding Hughes and a charge of $133 million, or $0.23 per share, related to the write-down of Isuzu Motors Ltd. Revenue in the second quarter of 2002 increased to $46.0 billion from $44.2 billion in the same period last year.

     Including Hughes and the end-of-life vehicle charge, GM’s second-quarter-2002 net income totaled $1.3 billion, or $2.43 per share, on revenue of $48.3 billion. That compares with net income of $477 million, or $1.03 per share, including Hughes and the Isuzu write-down. Revenue in the second quarter of 2001 totaled $46.2 billion.

     GM financial results described throughout the remainder of this release exclude special items unless otherwise noted (see Highlights).

     “We are pleased by the strong performance of GM’s North American operations in the second-quarter and the solid results at GMAC,” said GM Chairman Jack Smith. “We are determined to maintain our momentum in the second half of the year.”

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GM AUTOMOTIVE OPERATIONS
GMAC
HUGHES
LOOKING AHEAD
LIST OF SPECIAL ITEMS — AFTER TAX
ADJUSTED CORPORATE FINANCIAL RESULTS
ADJUSTED SEGMENT FINANCIAL RESULTS
SUPPLEMENTARY ADJUSTED SEGMENT FINANCIAL RESULTS
OPERATING STATISTICS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

     “The second-quarter results show that our strategy of bringing out great products, being aggressive in the marketplace, and intensely focusing on reducing costs and improving quality is working,” said GM President and Chief Executive Officer Rick Wagoner. “Because of our improved cost base, we are able to be competitive with our pricing and improve our financial performance at the same time.

     “GM’s automotive operations generated $3.5 billion of cash flow during the quarter, allowing us to improve net liquidity even as we took additional steps to strengthen the balance sheet,” Wagoner added.

     GM’s net liquidity position improved by $300 million during the quarter to $2.6 billion even after taking into account cash contributions of $3.2 billion during the quarter to fund pensions and other post-retirement benefits. GM previously announced a $2.2 billion cash contribution to its U.S. hourly pension plan in April. In June, GM made a $1 billion cash contribution to the long-term Voluntary Employees’ Beneficiary Association (VEBA) Trust.

     Cash, marketable securities, and assets of the VEBA trust invested in short-term fixed-income securities, excluding Hughes, increased to $17.6 billion at June 30, 2002, from $17.3 billion at March 31, 2002. Debt, excluding Hughes, remained unchanged at $15.0 billion at the end of the second quarter of 2002.

     Earlier this year, GM set a goal of raising $10 billion in cash in 2002. As of June 30, 2002, GM has nearly achieved this annual objective by generating $4.8 billion in cash from automotive operations and by executing $4.6 billion in retail and convertible debt offerings.

GM AUTOMOTIVE OPERATIONS

     GM’s global automotive operations earned $1.1 billion in the second quarter of 2002, compared with $410 million in the prior-year period. Global production increased nearly 7 percent in the second quarter, compared with the same period in 2001. Strong performance in North America was partially offset by losses in Europe and Latin America.

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     Income at GM North America (GMNA) more than doubled in the second quarter of 2002 to more than $1.2 billion from $521 million in the year-ago period. Production volume increased nearly 14 percent.

     GM’s overall U.S. market share increased to 28.1 percent in the second quarter of 2002, driven by gains in both passenger cars and trucks. That compares with 27.3 percent in the year-ago period. GM’s quality of share continued to improve in the second quarter of 2002 with retail share rising to 27.4 percent from 26.7 percent in the year-ago quarter. Trucks as a percentage of total sales increased to 54 percent in the second quarter, up from 52.2 percent in the same period last year.

     Wagoner attributed the market share gains to the successful introduction of new products such as the Cadillac CTS, Chevrolet TrailBlazer, GMC Envoy, Saturn VUE, and the Pontiac Vibe, as well as continued strong performance of GM’s full-sized trucks and sport utility vehicles.

     “We continue to introduce a steady stream of new products, which are key to our success in the marketplace,” Wagoner said. “Right now, extended versions of our popular Chevy TrailBlazer and GMC Envoy are on their way to dealers, along with the all-new HUMMER H2.”

     Other key products on their way to showrooms later this year and in 2003 include the Saturn ION sedan and coupe, the Chevy SSR, all-new versions of the Saab 9-3 convertible, the Pontiac Grand Prix, the Chevy Malibu, the Cadillac XLR luxury high-performance roadster, the Cadillac SRX crossover vehicle, the Buick Rainier sport utility vehicle, the Opel Vectra Wagon, and new Meriva monocab in Europe and Brazil. In addition, there are enhanced versions of the Chevrolet Cavalier and Pontiac Sunfire, the Saturn L series, and restyled full-size Chevy and GMC pickup and utility models.

     In addition to the momentum generated by these new products, GM continues to make important strides in quality and efficiency. In the just-released J.D. Power and Associates 2002 initial quality survey, GM was the best performing domestic automaker, becoming the first U.S.-based manufacturer ever to achieve a top-three ranking.

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     GM was also recognized during the quarter for substantial improvements in productivity. According to an independent study by Harbour and Associates, GM outpaced all manufacturers with an overall productivity improvement of 4.5 percent in 2001. GM’s Oshawa 1 car plant in Ontario, Canada, was rated the most efficient assembly plant in North America, the first time a GM plant has earned that distinction, and GM plants led in six of 13 assembly plant segments.

     “Our continued progress in quality and productivity shows our commitment to ongoing improvement in the fundamentals of our business,” Wagoner said.

     GM Europe (GME) reported a smaller loss in the second quarter of 2002 than the year-ago period, as the continued reduction in structural costs helped to partially offset a nearly 7-percent decline in production volume. GME had a loss of $115 million in the second quarter of 2002, versus a loss of $154 million in the prior-year period.

     “GM Europe’s restructuring plan, Project Olympia, is showing results although the European market continues to weaken,” Wagoner said. “We are moving aggressively to cut costs and better manage capacity utilization. Our joint ventures with Fiat Auto have produced meaningful savings, especially in material costs.”

     GM Asia-Pacific reported a profit of $39 million in the second quarter of 2002 compared with a profit of $12 million a year ago, led by a strong performance from Shanghai GM. GM Latin America/Africa/Mid-East (GMLAAM) reported a loss of $73 million in the second quarter of 2002 compared with a profit of $31 million a year ago. Results were negatively affected by unfavorable economic conditions in Brazil, Venezuela and Argentina.

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GMAC

     General Motors Acceptance Corporation (GMAC) earned $431 million in the second quarter of 2002, down slightly from the record second-quarter earnings of $449 million of a year ago. Income from Financing Operations was down slightly as higher credit losses and unfavorable borrowing spreads offset the positive effect of higher retail asset levels. Insurance Operations also reported lower earnings as the absence of capital gains more than offset continued improvements in underwriting results. Earnings from Mortgage Operations were higher, reflecting increased origination volumes in both the residential and commercial mortgage sectors. Overall, GMAC remains on track to achieve near-record earnings in 2002.

HUGHES

     Hughes lost $156 million in the second quarter of 2002, unchanged from the loss of $156 million in the prior-year quarter. Revenue rose 11 percent to $2.2 billion in the second quarter of 2002 from $2.0 billion in the year-ago quarter, led by the growing subscriber base of DirecTV. Total DirecTV subscriptions increased approximately 202,000 from the first quarter of 2002 to 10.7 million. Regarding GM’s plan to split off Hughes and merge the company with EchoStar Communications Corp., GM recently received a favorable private-letter ruling from the U.S. Internal Revenue Service confirming the transaction would be tax-free to GM and its stockholders for U.S. federal income-tax purposes.

     Regulatory reviews with the U.S. Department of Justice and the Federal Communications Commission are progressing and GM expects to complete the transaction before the end of the year.

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LOOKING AHEAD

     General Motors expects total U.S. industry vehicle sales for 2002 will be in the mid-to-high 16 million unit range. For 2003, GM expects total U.S. industry sales about the same as 2002, in line with trend volume. GM’s forecast for North American production remains unchanged at about 1,245,000 vehicles in the third quarter of 2002 and more than 5.5 million vehicles in calendar year 2002.

     General Motors is currently reviewing the appropriate carrying value of its investment in Fiat Auto Holdings, B.V. (FAH). FAH is the sole shareholder of Fiat Auto, S.p.A. GM acquired 20 percent of the common stock of FAH in July 2000 for $2.4 billion. Following the acquisition, the European automotive market has experienced a continued decrease in sales volume and manufacturers have experienced increased pricing and general competitive pressures. Those market conditions and other factors have led to deterioration in the performance of Fiat Auto S.p.A. GM now believes that it is probable a significant write-down of its investment in FAH will be required in the third quarter of 2002, upon completion of the review.

     For the third quarter of 2002, GM estimates its earnings, excluding Hughes and any special items, will be approximately $0.90 per share, reflecting solid results in North America, partially offset by continued losses in Europe and Latin America.

     GM continues to expect calendar-year-2002 earnings will be $6.00 per share, excluding special items and Hughes. Including Hughes, but excluding special items, GM expects to earn about $0.80 per share in the third quarter of 2002 and $5.60 per share for the calendar year.

# # #

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In this press release and related comments by General Motors management, our use of the words “outlook,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “likely,” “objective,” “plan,” “designed,” “goal,” “target,” and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM’s most recent report on SEC Form 10-K (at page II-15, 16) which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel or interruptions in transportation systems, labor strikes or work stoppages; market acceptance of the corporation’s new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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General Motors Corporation
List of Special Items — After Tax
(dollars in millions except per share amounts)

	Three Months Ended		Year to Date
	June 30, 2002		June 30, 2002

	Net		Net
	Income	EPS	Income	EPS

Reported	$1,292	$2.43	$1,520	$3.02
GME End of Life
Vehicle Charge (A)	55	0.10	55	0.10
GME Restructuring Charge (B)	—	—	407	0.72
Hughes Space Shuttle
Settlement (C)	—	—	(59)	(0.04)
Hughes GECC Contractual
Dispute (D)	—	—	51	0.03
Hughes Loan Guarantee
Charge (E)	—	—	18	0.01

Adjusted	$1,347	$2.53	$1,992	$3.84

(A)	During September 2000, the European Union adopted a directive requiring member states to enact legislation regarding end-of-life vehicles and the responsibility of manufacturers for dismantling and recycling vehicles they have sold. European Union member states were required to transform the concepts detailed in the directive into national law by April 2002. Under the directive, manufacturers are financially responsible for at least a portion of the cost of the take-back of vehicles placed into service after July 2002 and all vehicles placed in service prior to July 2002 that are still in operation in January 2007. The laws to be developed in the individual country legislatures throughout Europe will have a significant impact on the amount ultimately paid by the manufacturers. The after-tax charge of $55 million relates to those member states that have passed national laws by June 30, 2002.

(B)	The GME Restructuring Charge relates to the previously announced restructuring to improve the competitiveness of GM’s automotive operations in Europe.

(C)	The Space Shuttle Settlement relates to the favorable resolution of a lawsuit that was filed against the U.S. government on March 22, 1991, based upon the National Aeronautics and Space Administration’s (NASA) breach of contract to launch ten satellites on the Space Shuttle.

(D)	The GECC Contractual Dispute relates to an expected loss associated with a contractual dispute with General Electric Capital Corporation.

(E)	The Loan Guarantee Charge relates to a loan guarantee for a Hughes Network Systems’ affiliate in India.

General Motors Corporation
List of Special Items — After Tax
(dollars in millions except per share amounts)

	Three Months Ended		Year to Date
	June 30, 2001		June 30, 2001

	Net		Net
	Income	EPS	Income	EPS

Reported	$477	$1.03	$714	$1.56
Adoption of SFAS 133 (F)	—	—	(12)	(0.03)
Isuzu Restructuring (G)	133	0.23	133	0.24

Adjusted	$610	$1.26	$835	$1.77

(F)	The SFAS 133 adjustment represents the net income impact from initially adopting SFAS No. 133, Accounting for Derivatives and Hedging Activities as follows ($Mil’s): GMNA $(14); GME $2; GMLAAM $(1); GMAP $(1); Hughes $(8); and GMAC $34.

(G)	The Isuzu restructuring charge includes General Motors’ portion of severance payments and asset impairments that were part of the second quarter restructuring of its affiliate Isuzu Motors Ltd.

General Motors Corporation
Adjusted Corporate Financial Results

	Second Quarter		Year to Date

	2002 (1)	2001(1)	2002 (1)	2001(1)

Total net sales and revenues ($Mil’s) (2)	$48,265	$46,220	$94,558	$88,843
Excluding Hughes	$46,024	$44,217	$90,276	$84,923
Consolidated net income ($Mil’s)	$1,347	$610	$1,992	$835
Excluding Hughes	$1,503	$766	$2,294	$1,087
Net margin from consolidated net income	2.8%	1.3%	2.1%	0.9%
Excluding Hughes	3.3%	1.7%	2.5%	1.3%
GM $1-2/3 par value earnings per share
Basic EPS	$2.58	$1.29	$3.90	$1.80
Diluted EPS	$2.53	$1.26	$3.84	$1.77
Diluted EPS excluding Hughes	$2.63	$1.37	$4.04	$1.94
GM Class H earnings per share
Basic EPS	$(0.14)	$(0.14)	$(0.27)	$(0.23)
Diluted EPS	$(0.14)	$(0.14)	$(0.27)	$(0.23)
Earnings attributable to GM $1-2/3 par value ($Mil’s)
Consolidated net income	$1,347	$610	$1,992	$835
Preferred dividends	(23)	(23)	(47)	(51)
Losses attributable to GM Class H	120	120	235	201

Total earnings attributable to GM $1-2/3 par value	$1,444	$707	$2,180	$985

GM $1-2/3 par value average shares outstanding (Mil’s)
Basic shares	560	549	560	549
Diluted shares	572	559	568	559
Cash dividends per share of common stocks
GM $1-2/3 par value	$0.50	$0.50	$1.00	$1.00
GM Class H	—	—	—	—
Book value per share of common stocks at June 30
GM $1-2/3 par value	$27.48	$38.85
GM Class H	$5.50	$7.77
Total cash at June 30
Excluding Hughes ($Bil’s) (3)	$17.6	$11.1
Automotive, Communications Services, and Other Operations ($Mil’s)
Depreciation	$1,140	$1,137	$2,185	$2,168
Amortization of special tools	622	573	1,214	1,138
Amortization of intangible assets	3	85	12	158

Total	$1,765	$1,795	$3,411	$3,464

See footnotes on page 15.

General Motors Corporation
Adjusted Segment Financial Results

	Second Quarter		Year to Date

	2002 (1)	2001(1)	2002 (1)	2001(1)

(dollars in millions)
Total net sales and revenues
GMNA	$30,208	$28,117	$59,225	$53,223
GME	6,001	6,231	11,585	12,499
GMLAAM	1,306	1,739	2,607	3,134
GMAP	1,129	1,128	2,186	2,138

Total GMA	38,644	37,215	75,603	70,994
Hughes	2,241	2,003	4,282	3,920
Other	833	513	1,635	981

Total ACO	41,718	39,731	81,520	75,895
GMAC	6,525	6,422	12,928	12,799
Other Financing	22	67	110	149

Total FIO	6,547	6,489	13,038	12,948

Consolidated net sales and revenues	$48,265	$46,220	$94,558	$88,843

Pre-tax income (loss)
GMNA	$1,735	$666	$2,626	$882
GME	(159)	(194)	(316)	(347)
GMLAAM	(97)	74	(138)	82
GMAP	(31)	35	(44)	35

Total GMA	1,448	581	2,128	652
Hughes (4)	(230)	(248)	(444)	(400)
Other	(42)	(113)	(230)	(259)

Total ACO	1,176	220	1,454	(7)
GMAC	698	714	1,434	1,432
Other Financing	(8)	(9)	(10)	(23)

Total FIO	690	705	1,424	1,409

Consolidated pre-tax income	$1,866	$925	$2,878	$1,402

Net income (loss)
GMNA	$1,248	$521	$1,873	$641
GME	(115)	(154)	(240)	(240)
GMLAAM	(73)	31	(113)	37
GMAP	39	12	46	(8)

Total GMA	1,099	410	1,566	430
Hughes (4)(5)	(156)	(156)	(302)	(252)
Other	(28)	(82)	(141)	(201)

Total ACO	915	172	1,123	(23)
GMAC	431	449	870	880
Other Financing	1	(11)	(1)	(22)

Total FIO	432	438	869	858

Consolidated net income	$1,347	$610	$1,992	$835

See footnotes on page 15.

General Motors Corporation
Supplementary Adjusted Segment Financial Results

	Second Quarter		Year to Date

	2002 (1)	2001(1)	2002 (1)	2001(1)

(dollars in millions)
Income tax expense (benefit)
GMNA	$501	$143	$755	$208
GME	(21)	(36)	(47)	(100)
GMLAAM	(31)	27	(32)	29
GMAP	(9)	21	(9)	19

Total GMA	$440	$155	$667	$156

Equity income (loss) and minority interests
GMNA	$14	$(2)	$2	$(33)
GME	23	4	29	7
GMLAAM	(7)	(16)	(7)	(16)
GMAP	61	(2)	81	(24)

Total GMA	$91	$(16)	$105	$(66)

Effective income tax rate
GMNA	28.9%	21.5%	28.8%	23.6%
GME	13.2%	18.6%	14.9%	28.8%
GMLAAM	32.0%	36.5%	23.2%	35.4%
GMAP	29.0%	60.0%	20.5%	54.3%
Total ACO	29.0%	31.0%	29.0%	—
Net margins
GMNA	4.1%	1.9%	3.2%	1.2%
GME	(1.9%)	(2.5%)	(2.1%)	(1.9%)
GMLAAM	(5.6%)	1.8%	(4.3%)	1.2%
GMAP	3.5%	1.1%	2.1%	(0.4%)
Total GMA	2.8%	1.1%	2.1%	0.6%
Hughes	(7.0%)	(7.8%)	(7.1%)	(6.4%)
Total ACO	2.2%	0.4%	1.4%	(0.0%)
GMAC	6.6%	7.0%	6.7%	6.9%
Consolidated net income	2.8%	1.3%	2.1%	0.9%

See footnotes on page 15.

General Motors Corporation
Operating Statistics

	Second Quarter		Year to Date

	2002	2001	2002	2001

(units in thousands)
Worldwide Wholesale Sales
United States — Cars	574	550	1,073	1,059
United States — Trucks	750	647	1,417	1,218

Total United States	1,324	1,197	2,490	2,277
Canada, Mexico, and Other	233	186	429	336

Total GMNA	1,557	1,383	2,919	2,613
GME	437	495	861	963
GMLAAM	159	187	314	346
GMAP	86	100	194	239

Total Worldwide	2,239	2,165	4,288	4,161

Vehicle Unit Deliveries
Chevrolet — Cars	213	227	399	459
Chevrolet — Trucks	481	466	945	888
Pontiac	151	144	269	281
GMC	137	144	264	269
Buick	107	95	189	182
Oldsmobile	42	60	85	136
Saturn	88	85	146	151
Cadillac	50	41	90	79
Other	15	14	28	26

Total United States	1,284	1,276	2,415	2,471
Canada, Mexico, and Other	209	186	389	348

Total GMNA	1,493	1,462	2,804	2,819
GME	443	504	878	1,002
GMLAAM	156	175	309	339
GMAP	138	130	279	250

Total Worldwide	2,230	2,271	4,270	4,410

Market Share
United States — Cars	26.3%	26.2%	25.6%	27.5%
United States — Trucks	29.7%	28.5%	30.5%	28.2%
Total United States	28.1%	27.3%	28.2%	27.9%
Total North America	27.7%	27.0%	27.8%	27.5%
Total Europe	8.7%	9.4%	8.7%	9.4%
Latin America (6)	23.6%	22.7%	23.4%	22.0%
Asia and Pacific	4.0%	4.0%	4.0%	3.7%
Total Worldwide	15.1%	15.1%	14.7%	14.9%
U.S. Retail/Fleet Mix
% Fleet Sales — Cars	29.3%	24.5%	27.4%	28.7%
% Fleet Sales — Trucks	13.7%	15.8%	12.0%	15.0%
Total Vehicles	20.9%	20.0%	18.8%	21.7%
Retail Lease as % of Retail Sales
Total Smartlease and Smartbuy	15.3%	16.0%
Days Supply of Inventory at June 30
United States — Cars	57	57
United States — Trucks	78	84
GMNA Capacity Utilization
(2 shift rated)	89.3%	81.0%	85.1%	75.9%
GMNA Net Price	(1.9%)	(0.8%)

See footnotes on page 15.

General Motors Corporation
Operating Statistics

	Second Quarter		Year to Date

	2002	2001	2002	2001

GMAC’s U.S. Cost of Borrowing	4.30%	5.90%
Current Debt Spreads Over U.S. Treasuries
2 Year	165 bp	105 bp
5 Year	185 bp	150 bp
10 Year	230 bp	178 bp
Worldwide Employment at June 30 (in 000’s)
United States Hourly	124	130
United States Salary	40	43

Total United States	164	173
Canada, Mexico, and Other	33	34

GMNA	197	207
GME	69	76
GMLAAM	23	25
GMAP	11	11
Hughes	12	11
GMAC	31	29
Other	12	13

Total	355	372

Worldwide Payrolls ($Mil’s)	$5,385	$5,164	$10,418	$10,166

Footnotes: ________________

(1)	Adjusted amounts for all periods represent the reported amounts excluding the effects of special items as detailed on pages 9 and 10.

(2)	The reported total net sales and revenues totaled ($Mil’s): Q2 2002 — $48,265, Year-to-Date 2002 — $94,529, Q2 2001 — $46,220, and Year-to-Date 2001 $88,835.

(3)	Represents total cash for Automotive, Communications Services, and Other Operations, excluding Hughes, which includes cash and marketable securities, as well as $3.0 billion invested in short-term fixed income securities of the Corporation’s Voluntary Employees’ Beneficiary Association Trust.

(4)	The Q2 2001 and Year-to-Date 2001 amounts exclude the effects of purchase accounting adjustments related to General Motors’ acquisition of Hughes in 1985. This purchase accounting adjustment is not recorded in 2002 because the related goodwill is no longer being amortized effective January 1, 2002 in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

(5)	Excludes Hughes Series A Preferred Stock dividends paid to General Motors.

(6)	Latin America excludes the Middle East and Africa.

GENERAL MOTORS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

	(dollars in millions except per share amounts)
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
Total net sales and revenues	$48,265	$46,220	$94,529	$88,835

Cost of sales and other expenses	38,567	37,181	76,893	71,691
Selling, general, and administrative expenses	6,150	5,855	11,771	11,245
Interest expense	1,767	2,259	3,730	4,470

Total costs and expenses	46,484	45,295	92,394	87,406

Income before income taxes and minority interests	1,781	925	2,135	1,429
Income tax expense	563	304	688	512
Equity income/(loss) and minority interests	74	(144)	73	(203)

Net income	1,292	477	1,520	714
Dividends on preference stocks	(23)	(23)	(47)	(51)

Earnings attributable to common stocks	$1,269	$454	$1,473	$663

Basic earnings (losses) per share attributable to common stocks
Earnings per share attributable to $1-2/3 par value	$2.48	$1.05	$3.06	$1.59

Earnings per share attributable to Class H	$(0.14)	$(0.14)	$(0.27)	$(0.24)

Earnings (losses) per share attributable to common stocks assuming dilution
Earnings per share attributable to $1-2/3 par value	$2.43	$1.03	$3.02	$1.56

Earnings per share attributable to Class H	$(0.14)	$(0.14)	$(0.27)	$(0.24)

CONSOLIDATED STATEMENTS OF INCOME — concluded
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

	(dollars in millions)
AUTOMOTIVE, COMMUNICATIONS SERVICES, AND OTHER OPERATIONS
Total net sales and revenues	$41,718	$39,731	$81,491	$75,895

Cost of sales and other expenses	36,461	35,182	72,672	67,676
Selling, general, and administrative expenses	3,818	4,091	7,508	7,730

Total costs and expenses	40,279	39,273	80,180	75,406

Interest expense	302	151	464	313
Net expense from transactions with Financing and Insurance Operations	46	87	136	218

Income (loss) before income taxes and minority interests	1,091	220	711	(42)
Income tax expense (benefit)	311	68	151	(13)
Equity income/(loss) and minority interests	80	(113)	91	(149)

Net income (loss) — Automotive, Communications Services, and Other Operations	$860	$39	$651	$(178)

FINANCING AND INSURANCE OPERATIONS
Total revenues	$6,547	$6,489	$13,038	$12,940

Interest expense	1,465	2,108	3,266	4,157
Depreciation and amortization expense	1,353	1,443	2,714	2,952
Operating and other expenses	2,244	1,729	4,114	3,446
Provision for financing and insurance losses	841	591	1,656	1,132

Total costs and expenses	5,903	5,871	11,750	11,687

Net income from transactions with Automotive, Communications Services, and Other Operations	(46)	(87)	(136)	(218)

Income before income taxes and minority interests	690	705	1,424	1,471
Income tax expense	252	236	537	525
Equity income/(loss) and minority interests	(6)	(31)	(18)	(54)

Net income — Financing and Insurance Operations	$432	$438	$869	$892

CONSOLIDATED BALANCE SHEETS

	June 30, 2002	Dec. 31,	June 30, 2001
	(Unaudited)	2001	(Unaudited)

	(dollars in millions)
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
ASSETS
Automotive, Communications Services, and Other Operations
Cash and cash equivalents	$14,421	$8,432	$8,370
Marketable securities	1,014	790	795

Total cash and marketable securities	15,435	9,222	9,165
Accounts and notes receivable (less allowances)	5,586	5,406	6,533
Inventories (less allowances)	9,757	10,034	11,072
Equipment on operating leases — net	4,390	4,524	5,084
Deferred income taxes and other current assets	8,730	7,877	8,499

Total current assets	43,898	37,063	40,353
Equity in net assets of nonconsolidated associates	5,115	4,950	4,934
Property — net	35,248	34,908	33,922
Intangible assets — net	13,763	13,721	7,743
Deferred income taxes	22,138	22,294	15,560
Other assets	16,797	17,274	31,226

Total Automotive, Communications Services, and Other Operations assets	136,959	130,210	133,738
Financing and Insurance Operations
Cash and cash equivalents	3,942	10,123	1,139
Investments in securities	12,575	10,669	10,614
Finance receivables — net	106,838	99,813	89,608
Investment in leases and other receivables	35,477	34,618	35,701
Other assets	40,438	36,979	31,281
Net receivable from Automotive, Communications Services, and Other Operations	638	1,557	1,582

Total Financing and Insurance Operations assets	199,908	193,759	169,925

Total assets	$336,867	$323,969	$303,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
Automotive, Communications Services, and Other Operations
Accounts payable (principally trade)	$19,459	$18,297	$19,177
Loans payable	1,545	2,402	2,430
Accrued expenses	36,413	34,090	34,512
Net payable to Financing and Insurance Operations	638	1,557	1,582

Total current liabilities	58,055	56,346	57,701
Long-term debt	16,831	10,726	8,662
Postretirement benefits other than pensions	33,990	34,515	34,109
Pensions	9,410	10,790	3,111
Other liabilities and deferred income taxes	14,506	13,794	14,791

Total Automotive, Communications Services, and Other Operations liabilities	132,792	126,171	118,374
Financing and Insurance Operations
Accounts payable	8,236	7,900	6,348
Debt	158,659	153,186	133,088
Other liabilities and deferred income taxes	15,701	16,259	15,494

Total Financing and Insurance Operations liabilities	182,596	177,345	154,930

Total liabilities	315,388	303,516	273,304
Minority interests	788	746	699
Stockholders’ equity
$1-2/3 par value common stock (issued, 561,337,257; 559,044,427; and 549,606,968 shares)	936	932	916
Class H common stock (issued, 958,024,533; 877,505,382 and 876,465,865 shares)	96	88	88
Capital surplus (principally additional paid-in capital)	21,557	21,519	21,114
Retained earnings	10,376	9,463	10,233

Subtotal	32,965	32,002	32,351
Accumulated foreign currency translation adjustments	(2,770)	(2,919)	(2,814)
Net unrealized loss on derivatives	(188)	(307)	(187)
Net unrealized gains on securities	268	512	355
Minimum pension liability adjustment	(9,584)	(9,581)	(45)

Accumulated other comprehensive loss	(12,274)	(12,295)	(2,691)

Total stockholders’ equity	20,691	19,707	29,660

Total liabilities and stockholders’ equity	$336,867	$323,969	$303,663

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30

	2002		2001

	Automotive,	Financing	Automotive,	Financing
	Comm.Serv.	and	Comm.Serv.	and
	and Other	Insurance	and Other	Insurance

	(dollars in millions)
Net cash provided by operating activities	$5,196	$3,030	$3,455	$1,278
Cash flows from investing activities
Expenditures for property	(3,494)	(46)	(4,220)	(42)
Investments in marketable securities — acquisitions	(802)	(20,311)	(773)	(15,691)
Investments in marketable securities — liquidations	578	18,455	1,139	14,734
Mortgage servicing rights — acquisitions	—	(634)	—	(813)
Mortgage servicing rights — liquidations	—	1	—	18
Finance receivables — acquisitions	—	(122,714)	—	(107,883)
Finance receivables — liquidations	—	58,793	—	68,560
Proceeds from sales of finance receivables	—	57,034	—	41,156
Operating leases — acquisitions	(2,748)	(9,205)	(3,182)	(6,448)
Operating leases — liquidations	2,898	7,168	3,576	5,138
Investments in companies, net of cash acquired	(124)	(150)	(612)	(119)
Other	744	(567)	(351)	129

Net cash (used in) investing activities	(2,948)	(12,176)	(4,423)	(1,261)

Cash flows from financing activities
Net (decrease) increase in loans payable	(857)	970	222	(21,634)
Long-term debt — borrowings	9,821	12,306	3,451	28,904
Long-term debt — repayments	(3,818)	(11,243)	(2,225)	(7,703)
Repurchases of common and preference stocks	(97)	—	(264)	—
Proceeds from issuing common stocks	69	—	71	—
Proceeds from sales of treasury stocks	19	—	—	—
Cash dividends paid to stockholders	(607)	—	(600)	—

Net cash provided by (used in) financing activities	4,530	2,033	655	(433)

Effect of exchange rate changes on cash and cash equivalents	130	13	(47)	1
Net transactions with Automotive/Financing Operations	(919)	919	(389)	389

Net increase (decrease) in cash and cash equivalents	5,989	(6,181)	(749)	(26)
Cash and cash equivalents at beginning of the period	8,432	10,123	9,119	1,165

Cash and cash equivalents at end of the period	$14,421	$3,942	$8,370	$1,139

     The following charts were discussed with Wall Street analysts and media on Tuesday, July 16, 2002:

2002 Second Quarter Results

In the presentation that follows and in related comments by General Motors management, our use of the words “expect”, “anticipate”, “estimate”, “forecast”, “objective”, “plan”, “goal”, “project” and similar expressions is intended to identify forward looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in GM's most recent report on SEC Form 10-K which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K. Such factors include, among others, the following: changes in economic conditions, currency exchange rates or political stability; shortages of fuel, labor strikes or work stoppages; market acceptance of the corporation’s new products; significant changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost and employment levels to realize production efficiencies and implement capital expenditures at levels and times planned by management. GM is recording the remarks and visuals presented today which are copyrighted by GM and may not be reproduced, transcribed, or distributed in any way without the express written consent of General Motors. Therefore, this conference may not be recorded by attendees. We consider your participation to constitute your consent to being recorded today.

Second Quarter Highlights Financial performance $2.63 EPS (excluding Hughes), adjusted for special items $2.43 EPS including Hughes and special charge Charge taken for "end-of-life" vehicles in Europe ($0.10 EPS / $55M) Revenue of $46.0 billion & adjusted Net Income of $1,503 million Strong automotive cash flow supported pension / VEBA contributions of $3.2B and improved net liquidity position Market share / sales North America market share improved; global share stable Improved U.S. retail & truck market share Productivity / Quality Outpaced all manufacturers with a 4.5% overall productivity improvement as measured in the North America Harbour Report Best performing domestic and #3 overall manufacturer in JD Power Initial Quality Study 2 * * Revenue & net income exclude Hughes

Second Quarter Adjustments

	Q2 2001			Q2 2002		
	GM Excl. Hughes	Hughes	Total GM	GM Excl. Hughes	Hughes	Total GM
	------	$ Millions	------	------	$ Millions	------
Reported Net Income	$633	($156)	$477	$1,448	($156)	$1,292
Diluted EPS	$1.14	($0.11)	$1.03	$2.53	($0.10)	$2.43
Special Items (after tax):						
Isuzu Writedown	($133)		($133)			
End-of-life Vehicles				($55)		($55)
Adjusted Net Income	**$766**	($156)	**$610**	**$1,503**	($156)	**$1,347**
Diluted EPS	**$1.37**	($0.11)	**$1.26**	**$2.63**	($0.10)	**$2.53**

3

Second Quarter Adjustments 3

Net Income / (Loss) By Segment
Second Quarter Adjusted Results

	2001	2002	2002 O/(U) 2001
	- - - - - - - - $ Millions - - - - - - -		
GMNA	$521	$1,248	$727
GME	(154)	(115)	39
GMLAAM	31	(73)	(104)
GMAP	12	39	27
Total Automotive	410	1,099	689
GMAC	449	431	(18)
Corporate Other	(93)	(27)	66
Net Income Excl. Hughes	**766**	**1,503**	**737**
Hughes	(156)	(156)	-
Net Income Incl. Hughes	$ 610	$ 1,347	$737
Worldwide Production (000)	2,084	2,227	143
Global Market Share	15.1%	15.1%	0.0 p.p.

4

Net Income / (Loss) By Segment Second Quarter Adjusted Results 4

North America
Second Quarter Adjusted Results

	2001	2002	2002 O/(U) 2001
	-------- $ Millions --------		
Pretax Income	$666	$1,735	$1,069
Income Taxes	(143)	(501)	(358)
Equity Earnings/ Minority Interest	(2)	14	16
Net Income	$521	$1,248	$727
Net Margin	1.9%	4.1%	2.2p.p.
Production Volume (000)	1,364	1,553	189
Market Share - U.S.	27.3%	28.1%	0.8p.p.
- North America	27.0%	27.7%	0.7p.p.
U.S. Inventory Level (000)	1,083	1,048	(35)

5

North America Second Quarter Adjusted Results 5

GMNA Revenue Per Unit

$21,000
$20,000
$19,000
$18,000
$20,400
($450)
425
($725)
($250)
$19,400
2001 Q2 Revenue Per Unit
Net Price
Mix
Daily Rental Refleeting
SPO Dilution
2002 Q2 Revenue Per Unit

Memo: Revenue / Unit: excl. Daily Rent & SPO	1998CY	1999CY	2000CY	2001CY
	16,947	17,946	18,364	19,019

6

2001 Q2 Revenue Per Unit Daily Rental Refleeting Net Price SPO Dilution 2002 Q2 Revenue Per Unit $20,400 ($450) ($725) ($250) 425 $19,400 Despite favorable mix offsetting net price, revenue per unit decreased because of daily rental and SPO GMNA Revenue Per Unit Mix 6 Memo: Revenue / Unit: 1998CY 1999CY 2000CY 2001CY excl. Daily Rent & SPO 16,947 17,946 18,364 19,019

North America
Continuing the Momentum

	Jan-June 2001	Jan-June 2002	2002 F / (U) 2001
Market Share %			(p.p.)
- United States	27.9	28.2	0.3
- Canada	29.5	29.7	0.2
- Mexico	23.5	24.2	0.7
Total North America	27.5	27.8	0.3
Quality of U.S. Share			
- Retail Market Share (%)	26.8	27.7	0.9
- Retail as % of Total	78.2	81.3	3.1
- Daily Rental as % of Total	14.7	12.2	2.5
- Truck Retail Market Share (%)	27.9	31.1	3.2
- Trucks as % of Total	50.9	56.1	5.2
GMNA Pretax Profit / Vehicle *	$340	$899	$559

* Based on Factory Sale Volume

7

North America Continuing the Momentum 7 * * Based on Factory Sale Volume

Europe
Second Quarter Adjusted Results

	2001	2002	2002 O/(U) 2001
	$ Millions		
Pretax (Loss)	($194)	($159)	$35
Income Taxes	36	21	(15)
Equity Earnings / Minority Interest	4	23	19
Net (Loss)	($154)	($115)	$39
Net Margin	(2.5%)	(1.9%)	0.6p.p.
Production Volume (000)	491	457	(34)
Market Share - Total	9.4%	8.7%	(0.7)p.p.
- Germany	11.6%	10.1%	(1.5)p.p.
- UK	12.8%	12.3%	(0.5)p.p.

8

Europe Second Quarter Adjusted Results 8

Latin America, Africa & Middle East
Second Quarter Adjusted Results

	2001	2002	2002 O/(U) 2001
	- - - - - - - -	$ Millions	- - - - - - - - -
Pretax Income / (Loss)	$74	($97)	($171)
Income Taxes	(27)	31	58
Equity Earnings / Minority Interest	(16)	(7)	9
Net Income / (Loss)	$31	($73)	($104)
Net Margin	1.8%	(5.6%)	(7.4) p.p.
Production Volume (000)	165	143	(22)
Market Share - Total LAAM	17.4%	17.3%	(0.1) p.p.
- Brazil	22.8%	22.9%	0.1p.p.
- Argentina	10.7%	13.1%	2.4p.p.
- Venezuela	28.2%	31.6%	3.4p.p.

9

9 Latin America, Africa & Middle East Second Quarter Adjusted Results

Asia Pacific
Second Quarter Adjusted Results

	2001	2002	2002 O/(U) 2001
	--------- $ Millions ---------		
Pretax Income / (Loss)	$35	($31)	($66)
Income Taxes	(21)	9	30
Equity Earnings / Minority Interest	(2)	61	63
Net Income / (Loss)	$12	$39	$27
Net Margin	1.1%	3.5%	2.4p.p.
Production Volume (000)	64	74	10
Market Share	4.0%	4.0%	0.0p.p.

10

Asia Pacific Second Quarter Adjusted Results 10

GMAC
Second Quarter Adjusted Results
Net Income

	2001	2002	2002 O/(U) 2001
		$ Millions	
Financing Operations	$360	$347	($13)
Insurance Operations	41	26	(15)
Mortgage Operations	48	58	10
Consolidated Operations	$449	$431	($18)

11

GMAC Second Quarter Adjusted Results 11 Net Income

GM Net Liquidity

(excluding GMAC & Hughes)

$ Billions
6
5
4
3
2
1
0
1.0
1.3
2.3
3.5
(3.2)
2.6
31-Dec
Q1 Cash Flow
31-Mar
Q2 Cash Flow
US Pension/ VEBA Contributions
30-Jun

	31-Dec	31-Mar	30-Jun
Cash	11.5	17.3	17.6
Debt	10.5	15.0	15.0
Net Liquidity	1.0	2.3	2.6

12

GM Net Liquidity (excluding GMAC & Hughes) Net liquidity improved by $0.3B in Q2, and GM contributed $2.2B to U.S. pension fund and $1.0B to VEBA $ Billions 12 Cash 11.5 17.3 17.6 Debt 10.5 15.0 15.0 Net Liquidity 1.0 2.3 2.6

$10B Cash Initiative in 2002 Current Status Achieved To-Date $ Billions_ Convertible Offering 3.7 Debt Offering 0.9 Automotive Cash Flow 4.8 Total-to-date 9.4 Further Opportunities Continued operating cash flow Hughes monetization Dividends from GMAC Asset sales 13

Fiat Update Fiat Auto announced a restructuring plan to address considerable revenue and cost challenges GM is achieving meaningful cost savings from its present relationship with Fiat Auto Potential full combination of GME and Fiat Auto has some near-term challenges and presents opportunity for longer-term value GM has no current plans to acquire all of Fiat Auto outside of Fiat's possible exercise of the put (timing of put period from Jan 2004 - 2009) 14

Fiat Update (cont.) If Fiat exercises the put: It would likely require 9 to 12 months to close GM plans to be ready financially and operationally GM will pay no more than fair market value GM has commenced a review to determine the appropriate carrying value of GM's $2.4 billion investment in Fiat Auto Management believes it is probable that a significant write-down of GM's investment in Fiat Auto will be required in Q3 of 2002 15

Hughes-EchoStar Merger DTV continues to meet its revenue and EBITDA guidance Merger regulatory process Tax-free ruling secured from IRS GM/Hughes/EchoStar preparing materials for distribution to stockholders Revised draft S-4 filed last week SEC review process on track with no major issues Recent meetings with the DOJ and FCC have been constructive Regulators focused on merits of the case Anticipate regulatory approval and transaction closure before the end of the year 16

Hughes-EchoStar Merger (cont.) At current Class H stock price, GM's economic interest in Hughes is about $4.2 billion Merger exchange ratio implies a further 20-25% premium over present price based on recent EchoStar stock trading range Merger also is expected to create significant cost savings and revenue synergies and strengthen the combined companies competitive position 17

U.S. Pension Fund Status Pension asset portfolio has been adversely affected by weakness in the equity markets over the last two years GM's U.S. pension asset returns through the first half of this year amounted to -3%, far better than the broad equity market returns If asset values at Y-E 2002 remain roughly unchanged from mid-year levels, interest/ dividend income earned on pension assets for the remainder of 2002 would bring full year returns close to breakeven 18

U.S. Pension Fund Status Zero percent return on plan assets this year with no further pension contributions would result in (all else being equal): $12.7B under-funded position (versus $9.1B at 12/31/01) 2003 pension expense increase of about $500M after-tax versus 2002 Actual year-over-year expense expected to be mitigated by additional contributions between now and Y-E 2003 Any net increase in pension expense next year expected to be offset by other structural cost reductions 19

Pension Funding Requirements In April 2002, GM contributed $2.2B into pension fund Existing unfunded pension liability will likely require GM to make significant contributions to the funds over the long-term Assuming the pension funds' asset returns revert to 10% p.a. (following 0% in 2002), PBGC funding obligations through 2007 would amount to about $6B in present value terms Assuming the pension fund generates asset returns of only 8% p.a. in 2003 and beyond (following 0% in 2002), PBGC funding obligations through Y-E 2007 would amount to about $9B in present value terms In either case, GM expects that no more than $2.5B of contributions would be necessary by mid-2004 to meet ERISA or PBGC funding requirements 20

Pension Expense GM's pension expense over the coming years will be sensitive to the pension funds' asset returns and the resulting unfunded liability GM plans to manage pension expense with significant contributions to its pension plans funded by: Continued strong operating cash flows Hughes monetization GMAC dividend Other asset sales To the extent net increases in pension expense are incurred over the coming years, GM plans to offset such expense with other cost reductions Despite current adverse trend in pension expense, GM remains committed to: Reducing GMNA structural cost base overall Achieving $10 EPS target by mid-decade 21

2002 Outlook

	Q3	CY
Total Vehicle Industry (Mil)		
- United States	> 16.5 *	> 16.5
Production Estimates (000's)		
- GMNA	1,245	> 5,500
- GM Total	1,895	> 8,100
Earnings (Diluted EPS)		
- Excluding Hughes	$0.90**	$6.00
- Including Hughes	$0.80**	$5.60

* Represents U.S. SAAR

** Consistent with First Call consensus

22

2002 Outlook 22 * * Represents U.S. SAAR ** Consistent with First Call consensus ** **

U.S. Industry Total Vehicle Sales

2003 CY Industry Outlook: Mid to High 16M

Millions
18
16
14
12
10
8
82
84
86
88
90
92
94
96
98
00
02
04
- - -Trend Line Back to 1959
History
2002CY/2003CY Forecast

23

U.S. Industry Total Vehicle Sales 2003 CY Industry Outlook: Mid to High 16M 23

Status to 2002 Priorities / Targets

- **Priorities**
  - $3.00 EPS excluding Hughes — ⇧ $6.00 *
  - Profitable Automotive Operations — G
  - Positive operating cash flow — G
  - Grow share in all regions — Y

- **Regional / Sector Income Targets**
  - North America: $750M — G
  - Europe: ($350M) — R
  - LAAM & AP: Positive — R / G
  - GMAC: $1,650M — G

- **Other Metrics**
  - Improved structural cost — G
  - Capital spending of $7.1B — G
  - Net material cost reductions of + 3.5% — Y

* EPS excluding any special items

24

Priorities $3.00 EPS excluding Hughes $6.00 Profitable Automotive Operations Positive operating cash flow Grow share in all regions Regional / Sector Income Targets North America: $750M Europe: ($350M) LAAM & AP: Positive GMAC: $1,650M Other Metrics Improved structural cost Capital spending of $7.1B Net material cost reductions of + 3.5% 24 G G Y R Y G G Status to 2002 Priorities / Targets * * EPS excluding any special items R G G G

SEC Legend

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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